Exhibit 99.1

IPA Reports Financial Results and Recent Business Highlights for Second Quarter Fiscal Year 2024*

VICTORIA, British Columbia--(BUSINESS WIRE)--December 14, 2023--IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the “Company” or “IPA”) (NASDAQ: IPA), an artificial intelligence-driven biotherapeutic research and technology company, today reported financial results for its second quarter of the 2024 fiscal year (“FY24”), which ended October 31, 2023.

"We report our third consecutive quarter of record revenue, reflecting both existing and new customers’ needs for our end-to-end support of antibody discovery through development, designed to reduce risk, cost and time. Our laboratory’s B Cell Select® platform, as well as our manufacturing facility with its expanded capacity, continue to experience strong growth. Additionally, we have reduced our cash burn from $1.6 million FY24 Q1 to $0.7 million in FY24 Q2, reflecting the impact of our revenue growth and strategic cost cutting while we continue to invest in capabilities to support our clients. Our subsidiary, BioStrand, recognized early revenue from LENSai-driven client programs and continues to progress towards the next phase of the launch of their LENSai portal and Software as a Service (SaaS) platforms. With our Talem assets, we remain committed to our strategy of driving revenue through out-licensing opportunities and are pleased to provide an update on the Talem asset highlighted in September’s earnings call, as we have recently received and executed a Letter of Intent to engage in a Material Transfer Agreement (MTA) for this asset. We also continue to leverage Talem’s strategic partnerships, which are contributing to our contract research revenue and generating new client opportunities for BioStrand," said Dr. Jennifer Bath, CEO of ImmunoPrecise Antibodies.

Business Highlights and Corporate Update

IPA's strategy to offer a fully integrated suite of antibody discovery and development services is showing clear results. In the recent quarter, the Company recorded revenues of $6.2 million and $11.8 million for the three- and six-months ending October 31, 2023, respectively. These figures mark increases of 18.6% and 19.9% compared to the $5.2 million and $9.9 million revenues during the same periods in 2022. This is the second consecutive quarter in which we have experienced a year-over-year increase in revenue of approximately $1 million. Specifically, IPA Canada's laboratory revenue rose by 17%, while our Utrecht, Netherlands manufacturing facility experienced a significant 43% growth in revenue, reinforcing our expansion strategy to meet customer needs.

BioStrand is generating fee-for-service revenue through its LENSai platform and is progressing in the development of commercial products to meet the needs of IPA's client base of over 600 companies. During FY24 Q2, BioStrand introduced two key services: epitope mapping and binning. These are expected to be fully integrated into IPA’s discovery offerings by the end of the current quarter. This advancement is a significant step towards the upcoming rollout of the LENSai portal to all IPA clients, followed by the public launch of BioStrand's comprehensive SaaS platform.

The Company’s decrease in R&D spending reflects the previous investments to develop the internal therapeutic Talem assets, which are now in the next phase of revenue generation, and now primarily represent BioStrand R&D. Efforts are underway to pursue out-licensing opportunities for those internally developed Talem assets. We recently received and executed a Letter of Intent (LOI) for Talem to engage in a Material Transfer Agreement (MTA) on an asset targeting an incurable, progressive disease, an asset previously highlighted in our FY24 Q1 earnings call. The MTA, targeted for execution prior to the end of a six week deadline, will enable the partner to conduct an independent review of the asset under contemplation of an out-licensing. Simultaneously, the Company's marketing partnerships are enhancing revenue in contract research and creating new opportunities in BioStrand.

The Company recently completed a 1.265 million common share capital raise, in part for additional wet lab capacity to meet customer demand and to advance R&D for our BioStrand initiatives in response to customer needs in the competitive artificial intelligence landscape. We believe our revenue growth, along with positive customer traction on our complementary BioStrand products, reinforce our strategy of long-term value creation through cultivating and expanding our strong customer base while providing higher margin revenue growth.

Second Quarter FY24 Financial Results

  Revenue: Total revenue was $6.2 million, compared to revenue of $5.2 million in fiscal year 2023 (“FY23”) Q2. Project revenue generated $5.5 million, including $0.2 million of work completed by BioStrand, and compared to $4.7 million in FY23 Q2. Product sales and cryostorage revenue were $0.7 million, compared to $0.5 million in FY23 Q2.
  Research & Development (R&D) Expenses: R&D expenses were $1 million, compared to $5 million in FY23 Q2, with the decrease reflecting reduced expenditures related to the Company's PolyTope® antibody combination therapy.
  Sales & Marketing (S&M) Expenses: S&M expenses were $0.9 million, compared to $0.8 million in FY23 Q2.
  General & Administrative (G&A) Expenses: G&A expenses were $3.3 million, compared to $3.8 million in FY23 Q2. This decrease reflects a reduction of $0.5 million in G&A professional fees.
  Net Loss: Net loss of $2.6 million, or $(0.10) per share on a basic and diluted basis, compared to a net loss of $7.4 million or $(0.30) on a basic and diluted basis in FY23 Q2.
  Liquidity: $6.1 million of total cash, cash equivalents and marketable securities, with a reduced cash burn of $0.7 million for FY24 Q2, compared to cash burn of $1.6 million for FY24 Q1.

*Expressed in Canadian dollars, unless otherwise indicated.

Conference Call and Webcast Details

The Company will host a live conference call and webcast to discuss these results and provide a corporate update on Thursday, December 14, 2023, at 10:30AM ET.

To participate in the call, please dial 1-888-550-5658 (domestic) or 1-646-960-0289 (international) and provide Conference ID 9236374.

The conference call will be webcast live and available for replay via a link provided in the Events section of the Company’s IR pages at https://www.immunoprecise.com/investors.

Attendee URL:
For inclusion in your invitations to shareholders and guests.
https://events.q4inc.com/attendee/905281713

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

Cautionary Statement Regarding Forward Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable United States securities laws and Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements contained in this news release include, but are not limited to, statements regarding our revenue growth, out-licensing and new client opportunities, strategic partnerships, expansion strategy, the integration of BioStrand services and the LOI and MTA with Talem and our ability to create long-term value for customers. In respect of the forward-looking statements contained herein, IPA has provided such statements in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including risks discussed in the Company’s Annual Information Form dated July 10, 2023 (which may be viewed on the Company’s profile at www.sedarplus.com), and the Company’s Annual Report on Form 40-F, dated July 10, 2023 (which may be viewed on the Company’s profile at www.sec.gov/edgar). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Contacts

Investor Contact
Investors@Ipatherapeutics.com